Exhibit 99.1

Titan Mining Files Base Shelf Prospectus and Establishes ATM Program

Gouverneur, NY, January 29, 2026 – Titan Mining Corporation (TSX:TI, NYSE-A:TII), (“Titan” or the “Company”) today announced that it has filed a base shelf prospectus in Canada dated January 27, 2026 (the “Canadian Base Prospectus”) and a registration statement on Form F-10 (File No. 333-292602) (the “Registration Statement”) in the United States with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System, providing the Company the flexibility to be able to raise up to US$150 million, from time to time, over a 25-month period, should it choose to do so.

The filing does not mean that Titan is issuing shares today. Rather, it establishes a flexible financing framework that allows the Company to access capital efficiently in the future to support growth initiatives, advance its U.S. graphite strategy and strengthen its balance sheet as market conditions warrant.

As part of this framework, the Company has also established an “at-the-market” equity program (the “ATM Program”) under its Canadian Base Prospectus and Registration Statement that allows the Company to issue and sell, from time to time through sales agents, at prevailing market prices for up to US$50 million (or the Canadian dollar equivalent) of its common shares (the “Offered Shares”) from treasury to the public, at the Company’s discretion. Any use of the ATM program would be entirely at Titan’s discretion, with timing and volume determined based on market conditions, funding needs, and shareholder considerations.

If utilized, proceeds from the ATM program would be used for working capital, growth initiatives, and general corporate purposes.

Further details of the ATM

Sales of Offered Shares, if any, under the ATM Program are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions and “at-the-market offerings” within the meaning of Rule 415 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), including sales made directly on the Toronto Stock Exchange (“TSX”), the NYSE American LLC (the “NYSE American”), or any other trading market for the Offered Shares in Canada or the United States, at the market prices prevailing or at negotiated prices, or as otherwise agreed upon by one or more of the Agents (as defined herein) and the Company at the time of sale. The volume and timing of sales under the ATM Program, if any, will be determined in the Company’s sole discretion, and at the market price prevailing at the time of each sale, and, as a result, sale prices may vary.

Distributions of the Offered Shares through the ATM Program, if any, will be made pursuant to the terms of an equity distribution agreement dated January 28, 2026 (the “Equity Distribution Agreement”) with a syndicate of sales agents comprised of BMO Capital Markets Corp., BMO Nesbitt Burns Inc., Cantor Fitzgerald & Co., Cantor Fitzgerald Canada Corporation, H.C. Wainwright & Co. LLC and Maxim Group LLC (collectively, the “Agents”). The ATM Program will be effective until the issuance and sale of all of the Offered Shares issuable pursuant to the ATM Program, unless terminated prior to such date in accordance with the terms of the Equity Distribution Agreement.

Listing of the Offered Shares sold pursuant to the ATM Program on the TSX and the NYSE American will be subject to fulfilling all applicable listing requirements.

The sale of Offered Shares through the ATM Program is being made pursuant to a prospectus supplement dated January 28, 2026 (the “Canadian Prospectus Supplement”) to the Company’s Canadian Base Prospectus (together with the Canadian Prospectus Supplement, the “Canadian Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada, and in the United States pursuant to a prospectus supplement dated January 28, 2026 (the “U.S. Prospectus Supplement”) to the Company’s short form base shelf prospectus (collectively with the U.S. Prospectus Supplement, the “U.S. Prospectus”) contained in the Company’s Registration Statement. The Canadian Prospectus, the U.S. Prospectus and the Registration Statement contain important detailed information about the Company and the ATM Program. Prospective investors should read the Canadian Prospectus, the U.S. Prospectus and the Registration Statement, and the other documents the Company has filed for more complete information about the Company and the ATM Program before making an investment decision. Copies of the Canadian Prospectus are available on SEDAR+ at www.sedarplus.ca and copies of the U.S. Prospectus and the Registration Statement are available on EDGAR at www.sec.gov. Copies of the Canadian Prospectus relating to the ATM Program may also be obtained for free from BMO Nesbitt Burns Inc., Attention: The Data Group of Companies 9195 Torbram Road, Brampton, Ontario L6S 6H2 via telephone at 905.791-3151, ext. 4312; and Cantor Fitzgerald Canada Corporation, Attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7; by email at: ecmcanada@cantor.com. Copies of the U.S. Prospectus relating to the ATM Program may be obtained for free from BMO Capital Markets Corp., Attention: Equity Syndicate Department 151 W 42nd Street, 32nd Floor New York, New York 10036 via email at bmoprospectus@bmo.com; Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th floor, New York, New York 10022; by email at: prospectus@cantor.com; from H.C. Wainwright & Co., LLC, Attention: Prospectus Department, 430 Park Avenue, New York, NY 10022, via email at HCWprospectus@hcwco.com; and from Maxim Group LLC, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Offered Shares, nor shall there be any sale of these securities in any province, state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also a natural flake graphite producer.

Media & Investor Contact

Irina Kuznetsova

Director, Investor Relations

Phone: (778) 870-7735

Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including the ATM, including expected benefits, timing, use of proceeds, terms, filing of the prospectus supplement and receiving approvals from the NYSE American and TSX. When used in this news release words such as “to be”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators and with the SEC. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these forward-looking statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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